UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: August 1, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM PUBLISHES 2010 ANNUAL REPORT

Amsterdam (August 1, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) today published its 2010 Annual Report. The report is available at http://vimpelcom.com/ir/financials/reports.wbp

Shareholders may request a hard copy of the 2010 Annual Report free of charge by contacting VimpelCom’s Investor Relations at Investor_Relations@vimpelcom.com.

About VimpelCom Ltd.

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 868 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had 186 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

For more information please contact:

Investor Relations:

VimpelCom Ltd.

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 (0)20 79 77 203 (Amsterdam)

Media and Public Relations:

VimpelCom Ltd.

Elena Prokhorova

pr@vimpelcom.com

Tel: +7(495) 725-0708 (Moscow)

2010 VimpelCom Annual Report

Evolution is in our DNA

2010

VimpelCom Annual Report

Contents

Background and History 3

VimpelCom Ltd. Key Strategic Milestones 3

Key Financial Highlights 4

Letter to Shareholders 6

Beginning of a New Era 9

Corporate Governance 20

Social Responsibility – Commitment to High Standards 20

Environment and Community 20

Safety 21

Proven Leadership 22

Board of Directors 24

Senior Management 26

Corporate information 27

Founders’ Pioneering Spirit 28

Selected Financial and Operating Data 29

Annual Report 2010

Background and History

2010 marked the culmination of VimpelCom Ltd.’s evolution from a start-up founded in 1992 by a Russian scientist and an American entrepreneur to a top-tier global telecommunications company. Today’s VimpelCom, led by a seasoned and experienced management team, represents a unique and compelling combination of leading companies and strategic investments across the globe.

Looking back, when VimpelCom became the first Russian company to list on the New York Stock Exchange in 1996, the Company served 56,500 subscribers in Russia and revenues were a modest US$213 million. Fifteen years later, the Company serves over 181 million mobile subscribers across 19 countries, with annual 2010 pro forma revenues reaching over US$21 billion and EBITDA in excess of US$9 billion.

Over the Company’s history and throughout its evolution, VimpelCom has consistently proven its leadership through high levels of innovation and thoughtful expansion of its business, coupled with strong corporate governance principles.

VimpelCom Ltd. Key Strategic Milestones

VimpelCom has a long tradition as a leading innovator in communications, evolving to address changing industry dynamics and capture growth opportunities. In the 1990s, the Company introduced two digital cellular communications standards to Russia and built a dual band GSM-900 / 1800 cellular network. In 1999, VimpelCom led the emergence of the mass consumer market for wireless communications in Russia by introducing a prepaid packaged product solution. In 2000, the Company continued to innovate with new technologies such as WAP (wireless application protocol) and BeeOnline – a multi-access Internet portal offering its customers a wide variety of wireless information and entertainment services. VimpelCom also launched higher-speed technologies – GPRS and EDGE, as well as multimedia messaging service (MMS) – the first Russian operator to do so.

VimpelCom also has a remarkable history of expanding its product offering and geographic presence via successful strategic acquisitions, making the Company the global integrated player it is today. VimpelCom significantly enhanced its Russia and CIS operations in 2008 by acquiring Golden Telecom, a leading facilities-based provider of integrated telecommunications and Internet services in Russia. That same year, the Company acquired a 49.9% stake in Euroset, the largest mobile retailer in Russia and the CIS. And in April 2010, VimpelCom Ltd. was formed by combining OJSC VimpelCom and Ukraine’s leading mobile operator, Kyivstar.

This evolution took another significant step forward when in October 2010 VimpelCom signed a transformational agreement to combine with WIND TELECOM S.p.A., a leading international telecommunications company offering mobile, fixed, Internet and international communication services in Europe, Asia, Africa and North America. This transaction, completed in April 2011, transformed VimpelCom into one of the largest mobile telecommunications providers in the world, positioning the Company to capitalize on strong growth in emerging markets, industry consolidation, and the rapid development of mobile data.

These actions have enabled VimpelCom to provide an integrated offering of voice and data services to its customers through a range of wireless, fixed and broadband technologies in 19 countries across the globe. Today, our operations cover territories in Europe, Asia, Africa and North America with a total population of approximately 843 million (as of 2010 year end).

As we look ahead to the future, we will continue to leverage VimpelCom’s historical excellence in innovation and operational expertise to capitalize on opportunities offered by our new global scope and strength. Furthermore, we will focus on delivering value accretive growth to our shareholders, while maintaining the highest corporate governance standards.

VimpelCom

Key Financial Highlights

Revenue, US $, bln


7.2
10.1
8.7
21.8
2007
2008
2009
2010
pro forma*

4

Net income attributable to VimpelCom, US $, bln


1.5
0.5
1.1
1.0
2007
2008
2009
2010
pro forma*

* These pro forma figures have been prepared by VimpelCom to provide a better understanding of what VimpelCom's results of operations might have looked like had the combination of VimpelCom, Kyivstar and Wind Telecom taken place on January 1, 2010. These figures have not been reviewed by independent accountants. This information does not purport to indicate the results that actually would have been obtained had the combination been completed on the date indicated, nor does this information purport to indicate the results that may be realized in the future. You should not rely on this information as

Annual Report 2010

Operating income, US $, bln

4.6

2.6

2.5

2.2

2010

pro forma*

2009 2008 2007

Mobile Subscribers (mln)

181

65

61

52 2010

pro forma*

2009

2008 2007

being indicative of the historical results or the future results that VimpelCom will experience. The pro forma figures are based on available information and certain assumptions that VimpelCom believes to be reasonable. The adjustments made in the calculation of these pro forma figures could materially change as the purchase price allocation and consolidation procedures have not been finalized.

VimpelCom

Alexander V. Izosimov

Chief Executive Officer, VimpelCom Ltd. –

until June 30, 2011

Letter to Shareholders

The last twelve months have been a transformational period in telecommunications. The industry’s evolution accelerated, driven by new devices and faster networks that are changing not just how we communicate, but how we live.

As you might expect, our Company, VimpelCom, did not sit idly on the sidelines – it is just not in our DNA. We have always been forward-looking in our approach and we took action to ensure that the growth opportunities for this Company remained for years to come.

2010 was a transformational year for VimpelCom and one in which we established a new identity and new possibilities. In April, we successfully combined Kyivstar and OJSC VimpelCom, bringing together two market leaders and opening the door for new opportunities for the combined Company, VimpelCom Ltd. Then we took another strategic step forward in October 2010 when we announced the next phase of our evolution with the combination of VimpelCom and WIND TELECOM S.p.A. This transaction closed in April 2011, creating one of the largest mobile telecommunications

Annual Report 2010

Jo Lunder

Chairman of the Supervisory Board, VimpelCom Ltd.

Appointed Chief Executive Officer – effective July 1, 2011

operators in the world and expanding our global and diversified platform for growth.

Moreover, we took these actions when the global telecom industry was still recovering from the macroeconomic slowdown and while the future growth of the sector was still uncertain. Despite this backdrop, we positioned VimpelCom to capitalize on future trends. With global mobile traffic growing rapidly as a result of the increase in video and other data streaming over mobile networks, we saw a significant opportunity to transform data pricing models and monetize this growth.

Within this context, the combination with WIND TELECOM was an important step for our Company. The transaction more than doubled VimpelCom’s footprint in emerging markets, providing access to attractive new growth markets in Africa and Asia. It also allowed us to achieve a more diversified and better balanced portfolio of operations through WIND Italy, enhancing our ability to capitalize on the rapid growth in data services.

The combination also creates both immediate and long-term

VimpelCom

value for our shareholders, including a significantly increased and diversified revenue, cash flow and currency base. This will allow the Company to further optimize its capital structure going forward. With even stronger cash flow generation and better access to global capital markets, VimpelCom will continue executing on its growth strategy.

In the near-term, we will focus on realizing synergies from the WIND TELECOM and Kyivstar transactions, maintaining our lean corporate structure, achieving operational improvements and efficiencies in our core markets, and developing our recently launched and newly-acquired operations. We will leverage additional opportunities from the Company’s strengthened leadership, scale and market expertise as well.

We have already commenced integration initiatives and are focused on realizing synergies, particularly in the area of procurement. Furthermore, we look forward to strengthening our financial position through debt paydown and driving sustained growth in our business.

Over the longer-term, we will leverage our financial strength and expertise to explore expansion opportunities in markets where we see significant value creation potential, especially through in-market consolidation. When considering future opportunities, we will employ a disciplined business strategy that will focus on our operating companies and designed to maximize our return on capital employed and enhance our shareholder returns.

Looking ahead, as industry consolidation continues, we expect leading telecom operators will be diversified, integrated global companies. Industry leaders will be defined by strong positions in both mature and emerging markets, equipped with tools to take advantage of the growth in data services. This is the position where we stand today.

Step back for a moment and consider how far we have come. Two visionaries with an entrepreneurial and pioneering spirit founded VimpelCom in 1992 and started operations with a few base stations in Moscow and only several hundred mobile phones to offer their first customers. Less than two decades later, VimpelCom is a global telecommunications provider, serving more than 181 million mobile subscribers, and the Company is one of the largest and profitable operators in the world. This kind of rapid and innovative growth only happens when a pioneering spirit is ingrained in an organization – and it most certainly is in our DNA here at VimpelCom.

In line with this heritage we look forward to delivering on our commitments to grow our business and enhance shareholder value in 2011 and beyond.

Jo Lunder

Chairman of the Supervisory Board, VimpelCom Ltd.

Appointed Chief Executive Officer – effective July 1, 2011

Alexander V. Izosimov

Chief Executive Officer, VimpelCom Ltd. –

until June 30, 2011

Annual Report 2010

Beginning of a New Era

The New Form and Shape of VimpelCom and its Business Units

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Italy, Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. As of 2010 year end VimpelCom’s operations around the globe covered a territory with a total population of approximately 843 million people. The Company provides services under the “Beeline”, “WIND”, “WIND Mobile”, “Kyivstar”, “djuice”, “Infostrada”, “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands.

VimpelCom’s structure is divided into five business units – Europe and North America (including Italy and Canada), Russia, Ukraine, the Commonwealth of Independent States (CIS), and Africa and Asia (including Orascom Telecom Holding and South-East Asia) – all reporting to corporate headquarters in Amsterdam.

This structure is designed to support the strategic initiatives of the Company and its individual business units, all while maintaining a lean and flexible structure committed to delivering shareholder returns. The Company’s headquarters in Amsterdam oversees operations, develops corporate strategy and performs corporate functions, including corporate finance, tax, accounting and control, treasury, legal and regulatory affairs, human resources, public relations, investor relations, M&A, commercial operations, technological strategy and procurement function. Hence, our business units can focus on developing their markets, while benefiting significantly from being part of a global enterprise. Our experienced executive management team in Amsterdam is committed to driving efficiencies across business units, as well as investing in opportunities that complement and enhance current operations.

We believe that the Company’s enhanced scale and financial strength will allow VimpelCom to grow effectively in both emerging and developed markets. The Company has a well-balanced platform with businesses at different stages of maturity and investment within the cash generation cycle. Management can re-deploy cash to drive growth through developing markets and technology opportunities. The Company’s business units in the CIS, and Africa and Asia are focused on markets with relatively low penetration and consumption and strong potential for growth. In contrast, the Company’s Europe and North America, Russia, and Ukraine business units are focused more on markets with high penetration of services. The different financial and market characteristics of the individual business units offer both value creation and value protection as our business continues to develop growth.

Europe and North America business unit

VimpelCom is well positioned with strategic assets in Italy and Canada following the completion of the recent transaction with WIND TELECOM. VimpelCom’s operation in Italy, under the WIND brand, is a solidly performing business in one of Europe’s most attractive markets in terms of size and profitability. VimpelCom’s business in Canada, under the WIND Mobile brand, is an emerging player in Canada and the first real, country-wide alternative in the Canadian market, which, up until WIND’s entry, was marked by an oligopoly of three players for more than a decade.

Italy

WIND Italy was founded in 1997 by France Telecom S. A., Deutsche Telekom AG and ENEL, the latter of which became its sole shareholder in 2003. WIND was awarded its GSM license in 1998 and launched its mobile operations in 1999. In 1998, WIND launched its fixed-line services and in 2001 acquired Infostrada, the leading Italian fixed-line telecommunications operator by the number of subscribers after the incumbent, Telecom Italia S.p.A. In 2000, WIND was awarded one of five third generation UMTS licenses and began offering its UMTS services in 2004. WIND TELECOM, WIND’s indirect parent, acquired a 62.75% indirect ownership stake in WIND from ENEL on August 11, 2005, and the remaining 37.25% on February 8, 2006.

Today, WIND is a leading Italian telecommunications operator offering mobile, Internet, and fixed-line voice and data products and services to consumer and corporate subscribers. Based on number of subscribers, WIND’s mobile business is the third largest in Italy, while its fixed-line business, which includes Internet, voice and data services, is the second largest in Italy. WIND offers its products and services, which include bundled mobile and fixed-line telecommunications products and services, over its integrated network.

WIND markets its mobile services through its “WIND” brand and has increased its share of the Italian telecommunications market to 22% as of December 31, 2010, based on the number of total mobile subscribers. WIND is able to leverage its “value for money” positioning and corresponding offerings to attract subscribers from its competitors and gain market share. WIND provides voice, network access, international roaming and value added services, or “VAS,” as well as mobile Internet services, to its mobile subscribers through “GSM / GPRS / EDGE”, “UMTS” and “HSDPA” technology.

WIND markets its fixed-line voice, broadband and data services primarily through its “Infostrada” brand and is the leading

VimpelCom

alternative fixed-line operator in Italy based on revenue. WIND is also the second largest broadband access provider in Italy by number of subscribers as of December 31, 2010 and its integrated nationwide telecommunications network, in combination with Local Loop Unbundling, ideally positions it to benefit from the ongoing trend of subscriber migration from narrowband to broadband services and to further increase WIND’s share of direct voice subscribers.

Italy is one of the most developed European markets in terms of smartphone penetration and data usage and represents the most developed market in our group. For example, the percentage of mobile service revenues from data in Italy of 29.4 % in 2010 is the highest in Europe. As a result, the WIND management team has extensive experience in effectively dealing with data growth in mature markets.

Our Italian operations generate stable cash flows, but they still have substantial potential for growth, especially in data services. In 2010, WIND recorded an EBITDA margin of 37.1%. The EBITDA margin of the mobile business was 45.4%, making WIND one of the most profitable mobile carriers in Europe. WIND’s growth rates are comparable to those of the emerging markets, with margins that often outpace many emerging market companies. WIND continues to focus on market share expansion, capitalizing on attractive opportunities in data services and the B2B segment.

Canada

VimpelCom has an equity shareholding in Globalive Wireless Canada (“WIND Mobile”) through its ownership of Orascom Telecom Holding. Globalive Wireless Management Corp., operating its wireless business under the brand name WIND Mobile, was officially granted its spectrum license from Industry Canada in March 2009 and commenced its operations in December 2009.

WIND Mobile launched its services in Toronto, Calgary, Edmonton, Ottawa, and Vancouver with 440 points of sale by December 2010, including 130 WIND branded locations and more than 232,000 active subscribers.

WIND Mobile has expanded its advanced fully enabled HSPA network coverage to include five of the top six population centres in Canada and their peripheries, covering a population of 11 million people, with National Roaming supplementing national coverage for its customers.

2011 Business Opportunities in Europe and North America

– Profitably capturing the substantial growth opportunity in Italy, especially in data services and the B2B segment.

– Leveraging WIND’s strong experience in mobile data service across the broader VimpelCom platform. We believe we now have a significantly improved base for capturing further growth opportunities across our geographic footprint as the data story unfolds over the coming years. Companies with extensive experience in data will be better positioned to monetize this growth going forward.

– Capitalizing on the diversification and stability of our business from a financial perspective. The addition of the Italian business to our portfolio also serves to reduce our risk profile by bringing euro-denominated revenues and cash flows to our Company.

– Benefiting from our enhanced expertise in data and in operating in mature enterprise markets, where WIND recently launched a very successful program.

A Foundation

of Excellence

Un Pilastro

di Eccellenza

VimpelCom

Russia business unit

In the face of a weak economic environment during 2009 and the first half of 2010, we reduced our capital investments and marketing expenditures in line with a conservative financial approach. As the first signs of economic recovery became clear in 2010, VimpelCom renewed its development as a leading integrated operator in Russia, resuming investments in both mobile and fixed-line networks. While VimpelCom improved its position in 2010 as one of the largest Russian providers of FTTB based services, our mobile business faced certain challenges, achieving growth that was slower than the overall Russian telecom market. Even so, growth accelerated towards year-end and Russia reported an increase of 5.3% in net operating revenues in 2010 as compared to 2009.

The Russian management team launched a number of strategic initiatives in 2010 to regain our position in the mobile segment and to continue the Company’s strong progress in FTTB. VimpelCom implemented a strategy to stabilize subscriber market share, ensure our position in voice services, and outgrow the market in data. In the second half of 2010, we substantially accelerated investments in our networks, while maintaining our return on invested capital in Russia above 30%. The Russian business unit is also focused on initiatives to address pricing, distribution, and network expansion issues. As a result of our active sales campaigns, our number of subscriptions increased 2.2% for the full year, reaching a record 52 million at year-end.

The fixed broadband market in Russia is experiencing an active land grab phase. In 2010, we increased our presence in FTTB services from 75 to 83 cities, with IPTV services launched in 18 cities across Russia. Our FTTB subscriber base increased nearly 40% during the year with revenue growth of over 33%, making us the fastest growing FTTB operator in Russia.

2011 Business Opportunities in Russia

– Continuing investments to enhance both coverage and capacity, selectively concentrating on the territories where we see growing demand. Service quality improvement is an essential part of our strategy, driven by the acceleration of network deployment, especially in 3G, with end-to-end quality measurement.

– Focusing on monobrand chain optimization in distribution, while simultaneously strengthening our presence in multibrand locations, as well as through non-traditional distribution channels.

– Maintaining pricing excellence and brand revitalization within the context of a new data centric world, which became an essential part of our marketing efforts in 2010 and which will continue in 2011.

– Increasing our customer focus by expanding the role of targeted marketing as the basis to reduce churn. This will remain a key component of our development in 2011 and going forward.

– Capitalizing on broadband services in fixed and mobile segments, which represent the next catalysts for growth in the industry, with a focus on building our active customer base using both fixed and mobile solutions.

Overall, we believe that the Russian telecom market is approaching a new growth phase and we are in an excellent position to capitalize on the strategic initiatives outlined above.

A Portfolio

positioned

for Sustained Growth

VimpelCom

Ukraine business unit

Throughout 2010, trends in our Ukrainian business unit continued to improve, led by macroeconomic recovery, a more stable competitive environment, an increase in subscriber base, higher roaming usage, and marketing spend to adapt to the new market realities. Revenues declined 0.3% on a pro forma basis for the year, but improved in the second half of the year, reflecting the recovery in the business.

After the Ukrainian Anti-Monopoly Committee’s final decision to approve the Kyivstar transaction on October 19, 2010, we began actively integrating our Ukrainian operations. The integration of our Ukrainian operations continues to progress well with independently validated synergies of approximately US$ 52 million in 2010, exceeding our initial targets. We remain confident that we will be able to achieve the transaction synergies initially anticipated.

VimpelCom’s growth strategy for the Ukraine business unit is focused on broadband penetration and value-added services. VimpelCom plans to capitalize on its leading market position, by realizing transactional synergies, and benefiting from the financial strength, profitability, and cash flow generation of the combined VimpelCom operations to achieve future growth.

2011 Ukraine Business Opportunities

– Investing in the development of the Ukraine business, with a priority on fixed data networks. VimpelCom is the fastest growing broadband operator in the market.

– Preparing the launch of our 3G networks as soon as practically possible with the expectation that the government will proceed with a 3G license allocation.

– Capturing growth in the data market in Ukraine, which will be a major growth opportunity in 2011 and beyond.

– Continuing to improve and accelerate ongoing integration synergies and cost saving measures.

– Capitalizing on Kyivstar’s leading market positions in the mass segment, the youth segment, and the overall business segment.

– Leveraging Kyivstar’s extensive distribution network of almost 100,000 points of sale, including 483 exclusive stores, 56,000 e-sales points of sale and 83 partners (dealers, distributors and e-sales partners).

Overall, we see further recovery of the Ukrainian telecom market and are confident in sustaining our leadership position in 2011.

Enhanced Scale

and Financial Strength

VimpelCom

CIS business unit

In 2010, the CIS business achieved considerable organic revenue growth. While intense competitive situations in Armenia and Uzbekistan impacted business development in those markets, our overall progress was supported by economic recovery in many of the CIS countries, particularly Kazakhstan, Tajikistan and Georgia and by the consolidation of Kyrgyzstan.

Our CIS business unit management team launched a number of strategic initiatives in 2010 to advance our operations in Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, and Kyrgyzstan.

Kazakhstan remained VimpelCom’s largest and most developed CIS market bolstered by continued strong market dynamics, robust revenue growth and improved OIBDA margin in 2010. In addition, VimpelCom achieved double digit revenue growth in Georgia and Tajikistan, recorded a reversal of negative market trends in Uzbekistan, and experienced an accelerated recovery in Kyrgyzstan. In 2010, our net operating revenues in the CIS grew substantially, increasing 17% year-on-year driven by organic growth in major CIS markets as well as benefits from the consolidation of our operations in Kyrgyzstan in the first quarter of 2010.

We also began actively developing broadband projects in Kazakhstan, Uzbekistan and Armenia during 2010 as our capital expenditures in the CIS business unit continued to increase, supporting the rollout of 2G and broadband 3G and FTTB projects. Our return on invested capital in 2010 reflects the fact that most of the markets in the CIS business unit are in the development stage. Generally, we see great potential for further progress in our operations in the CIS market in 2011.

VimpelCom’s growth strategy for the CIS is focused on subscriber growth in the short-term and increased usage of voice and data traffic longer-term. VimpelCom believes the CIS penetration levels will continue to increase and the Company remains focused on capturing incremental market share.

2011 CIS Business Opportunities

– Focusing on capturing profitable market share as CIS penetration levels continue to increase.

– Investing in programs designed to reach the untapped CIS population and drive additional penetration.

– Leveraging VimpelCom’s experience with more developed markets to capture long-term growth.

Overall, we are pleased with the results from our CIS business unit. In 2011, we will continue to invest in the CIS business and expect to benefit from growing penetration of voice and data services.

Africa and Asia business unit

Following the completion of the recent transaction with WIND TELECOM, VimpelCom is well positioned with strategic assets across emerging markets in Africa and Asia. These positions offer significant opportunities for growth from penetration going forward, coupled with data growth in the medium term. Through our subsidiaries, we enjoy the number one position in Algeria, Pakistan, Central African Republic and Burundi and the number two position in Bangladesh and Zimbabwe.

Orascom Telecom Holding

Orascom Telecom Holding (OTH) has established itself as one of the largest and most diversified telecom operators in the world. OTH operates GSM networks in Algeria (“OTA”), Pakistan (“Mobilink”), Bangladesh (“banglalink”), Burundi (Leo Burundi), Central African Republic (Telecel CAR), and its indirect equity ownership in Telecel Zimbabwe (Zimbabwe). OTH’s operations enjoy leading positions in the vast majority of its markets.

The company saw success with the launch of Orascom Telecom Algeria S.p.A. (OTA) in February 2002. The business grew to become the market leader in terms of both subscriber numbers and quality of telecommunications services. Orascom Telecom Algeria serves over 15 million subscribers on its network in Algeria and has a 57.6% market share (as of December 2010). Notwithstanding the Algerian Government’s ongoing measures against Orascom Telecom Algeria, it remains a strategically important asset for VimpelCom. In the event that a resolution is not possible within

Poised

for the Next Phase

of Growth

VimpelCom

a reasonable time frame, according to the agreement with WIND TELECOM, VimpelCom has an option to enter into a value sharing arrangement, which provides significant downside protection for VimpelCom.

Pakistan Mobile Communications Ltd (“Mobilink”) started its operations in Pakistan in 1994. In April 2001, OTH took over management control of the company. As the market leader, Mobilink serves over 31 million subscribers, representing a market share of 31.4% (as of 2010 year end).

In September 2004, OTH purchased 100% of Sheba Telecom (Pvt.) Limited in Bangladesh. The company re-branded and launched its services as “banglalink” in February 2005. Immediately after the launch, Orascom Telecom Holding started its aggressive plans to develop “banglalink” into a leader in the mobile sector by rapidly expanding its GSM network to provide high quality communications services at affordable prices. “banglalink” serves over 19 million subscribers with 28.5% market share (as of December 2010).

Orascom Telecom Holding is traded on the Egyptian Stock Exchange under the symbol (ORTE.CA, ORAT EY), and its GDR is traded on the London Stock Exchange under the symbol (ORTEq.L, OTLD LI).

South-East Asian Cluster

In May 2009, commercial operations were launched in Cambodia, making VimpelCom the ninth entrant in the market. By the end of 2010, VimpelCom’s network covered over 80% of total population and had nearly 650,000 mobile subscribers. In the fourth quarter of 2010, the Company consolidated its position in the market as the third largest operator in terms of active subscribers.

In April 2011, VimpelCom and its local partner in Vietnam agreed on a financing plan for its Vietnamese joint venture, GTEL-Mobile Joint Stock Company (“GTEL-Mobile”). We will continue our investments to develop our operations in Vietnam and strengthen our position in the high-potential South-East Asian cluster.

In March 2011, VimpelCom acquired a 78% stake in Millicom Lao Co. Ltd. in Laos. In June 2011 the business name Millicom Lao Co. Ltd. was changed to VimpelCom Lao Co. Ltd. Laos is complementary to our operations in Vietnam and Cambodia and the entry into this high-growth economy is the next logical step of building a solid South-East Asian cluster. “Tigo” the brand of VimpelCom Lao Co. Ltd., is the most popular mobile brand with the young population of Laos. Currently, “Tigo” is the fastest growing mobile operator of Laos and commands over 26% market share, with over a half a million active subscribers and OIBDA margin of over 45%.

Emerging from the global economic crisis, the growing economies of the region show strong promise for expanding data transmission and Internet connection services, which are increasingly gaining popularity.

Overall, we remain optimistic regarding our potential in our current African and Asian markets and continue to enhance our presence in these regions, maintaining our philosophy of investing as we grow with a deliberate approach.

We believe our operations across Africa and Asia are well positioned. Our strategic assets in these emerging markets, which have low penetration and young, dynamic and fast-growing populations, are an attractive source of growth for the Company’s mobile operations, with immediate growth coming from voice services, and data growth increasingly contributing to performance in the medium term.

2011 Africa and Asia Business Opportunities

– Leveraging VimpelCom’s enhanced scale and financial strength to effectively grow our position in these rapidly growing markets.

– Focusing on deploying our network and developing sales and distribution channels in start-up markets.

– Capturing revenues from subscriber growth in the short-term and from increasing usage of voice and data traffic longer-term.

– Exploring additional expansion opportunities over the long-term in adjacent markets where VimpelCom sees significant value creation potential through either controlling stakes in local operations, or substantial stakes with a clear view to control.

Thinking Global,

Acting Local

VimpelCom

Corporate Governance

VimpelCom has always been recognized by independent analysts, agencies, and professional organizations as a leading company in terms of transparency and corporate governance. These areas are essential to our core values, and VimpelCom is continuing our established tradition of meeting the highest standards of corporate governance.

Our corporate governance structure aims to align the interests of all shareholders, and our independent board members hold the swing votes in potential deadlock situations. To ensure that management is equally aligned with the interests of all shareholders, the Chairman of the Board and the Chief Executive Officer are unaffiliated with any strategic shareholders.

Social Responsibility –

Commitment to High Standards

VimpelCom has a strong legacy of an ongoing commitment to practicing the principles of social responsibility and social partnership. Over the years, we have developed numerous programs aimed at improving quality of life and building and fostering strong and healthy societies within the markets we serve. We will continue this commitment in 2011 and beyond through our environmental, community, and safety programs and initiatives.

Environment and Community

VimpelCom is committed to protecting the environment through responsible energy use and the support of programs aimed at protecting the natural beauty of the world around us.

VimpelCom has modern facilities with energy-saving technologies and environmentally friendly heating, air conditioning, and ventilation systems. In 2010, VimpelCom supported the global initiative of WWF called “Earth Hour”, one of the world’s largest events supporting environmental protection and taking care of the world’s natural resources. In Italy our environmental protection goals regard the planning, installation and operation of fixed and mobile network systems.

VimpelCom’s corporate citizen initiatives foster a sustainable future by delivering products and services that drive constructive economic, social and environmental benefits for our customers. Our programs are aimed at improving the quality of life, and we lend our patronage and support to help build and foster a strong and healthy society.

– VimpelCom’s Social Outreach Policy Program provides educational support to children and youth to reach their full potential. Partnering with “New Technologies for Children”, VimpelCom provides access to the Internet for schools located in remote areas.

– VimpelCom is a patron of the Charities Aids Foundation’s “Life Line Fund” and “Children’s Hearts”, providing financial help to support research programs to cure children’s heart diseases. Kyivstar also lends assistance and equipment to rehabilitation centers, education institutions and medical care establishments for children and adults all over Ukraine.

– VimpelCom remains committed to the principles of social responsibility and social partnership initiated by Kyivstar in Ukraine through the “For the People, for the Country” program.

– VimpelCom holds more than 100 charity and volunteer events annually throughout its areas of operation. These events are supported and sustained with the help of VimpelCom’s employees.

– WIND was one of the main sponsor for the 150th anniversary of the Italian Red Cross, in a television program entitled: “I live for you-150 years of the Red Cross”, dedicated to 98 million volunteers in the world operating on behalf of the seven Principles of International Movement of the Red Cross and the Red Crescent, which in 2009 celebrated its 150th anniversary of the genesis of the idea.

– The Mobilink Foundation is a reflection of the commitment of Mobilink and its employees to benefit the people of Pakistan. It is a grant-giving organization, which also provides support for the local community through its nationwide force of dedicated volunteers.

– VimpelCom is committed to supporting children in need and is a proud patron of numerous orphanages and children hospitals.

Annual Report 2010

Safety

Our services bring a new level of comfort and communication freedom to our customers. At the same time, we strive to make our communications socially responsible and ethical. VimpelCom believes the safety and security of our customers’ information is of utmost importance.

– A social project called “Mobile Competence” launched by the Company gives recommendations to its customers on how to avoid cheaters’ threats that may cause money to be illegally drawn down from their accounts. VimpelCom has held more than 50 round-table meetings in Russia and throughout the CIS since 2008, gathering experts across law enforcement, mass media representatives and psychologists to address the problem of hacking.

– A project called “Safe Internet” provides secure exploring Internet by children, using a technological and educational approach.

VimpelCom

Proven Leadership

History of Driving and Managing Growth

Augie K. Fabela II

Chairman of the Supervisory Board

History at VimpelCom

1992: Founder

1992–1996: Chief Operating Officer

1996–2002: Chairman of the Board

2002–2011: Chairman Emeritus

2011: Elected Chairman of the Supervisory Board

Achievements:

– Founded VimpelCom as an independent company with an entrepreneurial and pioneering spirit

– Conceived the well-known Beeline brand

– Inspired the Company’s core values of transparency, strong corporate governance, quality and innovation

– Led VimpelCom’s listing as the first Russian company on the NYSE

Mr. Fabela first visited Russia in 1991 and recognized the significant opportunity for wireless in the country. Inspired to do what everyone said couldn’t be done, Mr. Fabela and his partner, Dr. Dmitri B. Zimin, a senior scientist at the Radio Technical Institute, set out to accomplish their vision of bringing wireless communications to Russia. A 25-year-old American entrepreneur who spoke no Russian and a 63-year-old Russian scientist who spoke no English were determined to build an independent company with an entrepreneurial and pioneering spirit, which led to the founding of VimpelCom in 1992.

One year later, VimpelCom launched its first commercial network, a five base station system in Moscow, limiting sales to only 1,000 mobile phones in order to ensure quality of service. The commercial service was launched under the “Beeline” brand, a brand created by Mr. Fabela to differentiate the company as a youthful and fun, customer focused company.

During these early years, Mr. Fabela devoted himself to the development of VimpelCom, serving as Chief Operating Officer. His expertise in marketing, customer care and finance were central to the Company’s early success and the legacy of excellence that continues today. Mr. Fabela inspired the Company’s core values of transparency, strong corporate governance, quality and innovation.

In 1996, VimpelCom listed on the New York Stock Exchange, making it the first Russian company to do so, and Mr. Fabela became the youngest Chairman of the NYSE listed company. In the years that followed, he provided critical guidance on the strategic direction of the Company during a period of rapid industry development and growth. In 2002, he was named Chairman Emeritus, remaining active as an advisor to the management team and Supervisory Board on corporate governance, strategy and M&A issues.

As the Company entered another phase of growth and development following the combination with WIND TELECOM, Mr. Fabela was elected Chairman of the Supervisory Board of VimpelCom Ltd., bringing with him a wealth of leadership experience and proven success.

Annual Report 2010

Jo O. Lunder

Chief Executive Officer

History at VimpelCom

1999–2003: Chief Executive Officer and General Director

2003–2005: Chairman of the Board

2002–2011: Member of the Board of Directors

2010–2011: Chairman of the Supervisory Board

2011: Appointed Chief Executive Officer

Achievements

– Delivered sustained growth and expansion of VimpelCom

– Transformed VimpelCom into the second largest wireless telecom company in Central and Eastern Europe

Mr. Lunder joined VimpelCom from Telenor in August 1999, where he was employed in various capacities, including as Chief Operating Officer of Telenor Mobile. He already had a strong track record in telecommunications and was instrumental in building the company as a strong Norwegian mobile operation and in the international expansion strategy of Telenor’s mobile business.

Mr. Lunder, as Chief Executive Officer, led VimpelCom on a path of sustained growth and expansion, attracted significant investment, and transformed the Company into the second largest wireless telecommunications company in Central and Eastern Europe. Thereafter, he was a member of the board of directors, serving as Chairman of the Board from 2003 to 2005 and 2010 to 2011. Most recently, Mr. Lunder was appointed Chief Executive Officer in July 2011 to lead the next phase of the Company’s transformation and growth.

Mr. Lunder also has significant additional experience leading companies through periods of change. From February 2005 to September 2007, he served as Chief Executive Officer of Atea ASA, one of Europe’s largest IT infrastructure companies, achieving a complete turnaround in less than two years through a bold combination of strengthening operational performance, financial restructuring, mergers and acquisitions. Since 2007, Mr. Lunder has served in a number executive capacities, including as Executive Vice President of FERD, one of Norway’s largest privately-owned financial and industrial groups.

In addition, Mr. Lunder serves as Executive Chairman of the Board of the Aibel Group Ltd., the leading Nordic energy company, Chairman of the Board of Elopak AS, the world’s third largest liquid carton packaging company, and Chairman of the Board of Swix Sport AS, a global supplier of winter clothing and skiing equipment. He also serves on the Board of Directors of Pronova Biopharma, a global leader in the research, development and manufacture of marine-originated omega-3 derived pharmaceutical products.

VimpelCom

Board of Directors 2010

Jo Lunder

Chairman of the Supervisory Board, VimpelCom Ltd.

Appointed Chief Executive Officer – effective July 1, 2011

Jon Fredrik Baksaas

President and Chief Executive Officer, Telenor Group

Mikhail M. Fridman

Member of the Board of Directors of OJSC Alfa-Bank,

Chairman of the Supervisory Board, Alfa Group Consortium,

Chairman of the Board, OJSC TNK- BP

Annual Report 2010

Hans-Peter Kohlhammer

Chief Executive Officer,

KPC Kohlhammer Consulting

Leonid R. Novoselsky

President, GC Gradient

Ole Bjorn Sjulstad

Senior Vice President for Central and Eastern Europe, Telenor Group; Head of Telenor Russia

Oleg A. Malis

Senior Vice President, Altimo

Alexey M. Reznikovich

Chief Executive Officer, Altimo

Jan Edvard Thygesen

Executive Vice President and Head of Central/Eastern European Operations, Telenor Group

Senior Management

Corporate information

Legal Advisers

Akin Gump Strauss Hauer & Feld LLP

Independent Registered Public Accounting Firm

Ernst & Young Accountants LLP

Depositary Bank

The Bank of New York Mellon

CUSIP # 92719A106

Custodian Bank

Bank of New York Mellon (London)

Primary Trading Information

NYSE: VIP (ADS)

Requests for Corporate Information:

VimpelCom Ltd.

Claude Debussylaan 15, SOM 2 Bld., Floor 2

1082 MC Amsterdam,

The Netherlands

Investor_Relations@vimpelcom.com

www.vimpelcom.com

Dr. Dmitry B. Zimin Augie K. Fabela II

Founders’ Pioneering Spirit

VimpelCom’s Founders, Dr. Dmitri B. Zimin and Augie K. Fabela II, led VimpelCom from its inception in 1992 to its history-making step of becoming the first Russian company to list on the New York Stock Exchange in 1996. These two pioneers have inspired the Company’s transparency, strong corporate governance, quality, innovation and pioneering spirit – values and characteristics that are engrained in the Company’s DNA.

As Chairman, Mr. Fabela led the listing of VimpelCom on the NYSE, providing guidance on the strategic direction of the Company during a period of rapid industry development and growth. In 2002, he was named Chairman Emeritus, remaining active as an advisor to the management team and Supervisory Board on corporate governance, strategy and M&A issues. As the Company entered a new phase of development following the combination with Wind Telecom, Mr. Fabela was elected Chairman of the Supervisory Board of VimpelCom Ltd., bringing with him a wealth of leadership experience during time of transformation and growth.

Selected Financial and Operating Data

For more detailed financial information please see Form 20-F.

VimpelCom

Selected Financial Data

The following selected consolidated financial data for the five years ended December 31, 2010 are derived from our historical consolidated financial statements which have been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, for the year ended December 31, 2010 and Ernst & Young LLC, an independent registered public accounting firm, for the years ended December 31, 2009, 2008, 2007 and 2006. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included in our annual report on Form 20-F for the year ended December 31, 2010. As a result of combination of OJSC Vimpel-Communications and JSC Kyivstar in April 2010, VimpelCom Ltd. is the accounting successor to OJSC VimpelCom, and accordingly, accounting data and disclosure relating to the period prior to April 21, 2010 in its U.S. GAAP financial statements represent accounting data and disclosure of OJSC VimpelCom, except for equity which was restated to reflect the capital structure of VimpelCom Ltd.

30

	Years ended December 31				
	2010	**2009**	**2008**	**2007**	**2006**
	(In thousands of U.S. dollars, except per share amounts)				
Operating revenues:					
Service revenues	**10,291,333**	8,580,815	9,999,850	7,161,833	4,847,661
Sales of equipment and accessories	**193,815**	109,959	107,946	6,519	19,265
Other revenues	**27,652**	19,788	17,190	6,528	2,931
Total operating revenues	**10,512,800**	8,710,562	10,124,986	7,174,880	4,869,857
Revenue based taxes	**–**	(7,660)	(8,054)	(3,782)	(1,879)
Net operating revenues	**10,512,800**	8,702,902	10,116,932	7,171,098	4,867,978
Operating expenses:					
Service costs	**2,251,474**	1,878,443	2,262,570	1,309,287	872,388
Cost of equipment and accessories	**216,944**	110,677	101,282	5,827	18,344
Selling, general and administrative expenses	**3,063,548**	2,389,998	2,838,508	2,206,322	1,503,615
Depreciation	**1,651,996**	1,393,431	1,520,184	1,171,834	874,618
Amortization	**427,768**	300,736	360,980	218,719	179,846
Impairment loss	**–**	–	442,747	–	–
Provision for doubtful accounts	**48,571**	51,262	54,711	52,919	21,848
Total operating expenses	**7,660,301**	6,124,547	7,580,982	4,964,908	3,470,659
Operating income	**2,852,499**	2,578,355	2,535,950	2,206,190	1,397,319

Annual Report 2010

	Years ended December 31				
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars, except per share amounts)				
Other income and expenses:					
Interest income	**55,938**	51,714	71,618	33,021	15,471
Net foreign exchange (loss) gain	**(4,532)**	(411,300)	(1,142,276)	72,955	24,596
Interest expense	**(540,040)**	(598,531)	(495,634)	(194,839)	(186,404)
Equity in net gain/(loss) of associates	**53,189**	(35,763)	(61,020)	(211)	–
Other (expenses) income, net	**(90,526)**	(32,114)	(17,404)	3,240	(38,844)
Total other income and expenses	**(525,971)**	(1,025,994)	(1,644,716)	(85,834)	(185,181)
Income before income taxes and cumulative effect of change in accounting principle	**2,326,528**	1,552,361	891,234	2,120,356	1,212,138
Income tax expense	**605,663**	435,030	303,934	593,928	390,663
Income before cumulative effect of change in accounting principle	**1,720,865**	1,117,331	587,300	1,526,428	821,475
Cumulative effect of change in accounting principle	**–**	–	–	–	(1,882)
Net income	**1,720,865**	1,117,331	587,300	1,526,428	819,593
Net income/(loss) attributable to the noncontrolling interest	**47,524**	(4,499)	62,966	63,722	8,104
Net income attributable to VimpelCom	**1,673,341**	1,121,830	524,334	1,462,706	811,489
Weighted average common shares outstanding (thousands)	**1,207,040**	1,012,940	1,014,000	1,016,360	1,018,220
Net income attributable to VimpelCom per common share (equal to income before cumulative effect of change in accounting principle attributable to VimpelCom)	**US$ 1.39**	US$ 1.09	US$ 0.52	US$ 1.44	US$ 0.80
Weighted average diluted shares (thousand)	**1,207,340**	1,013,560	1,014,060	1,016,360	1,018,940
Diluted net income attributable to VimpelCom per common share (equal to diluted income before cumulative effect of change in accounting principle attributable to VimpelCom)	**US$ 1.39**	US$ 1.08	US$ 0.52	US$ 1.44	US$ 0.79
Dividends per common share	**US$ 0.49**	US$ 0.31	US$ 0.57	US$ 0.32	–

31

VimpelCom

	At December 31,				
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars)				
Consolidated balance sheets data:					
Cash and cash equivalents	**885,125**	1,446,949	914,683	1,003,711	344,494
Working capital (deficit)[1]	**(932,478)**	(447,742)	(1,407,795)	(272,784)	(487,420)
Property and equipment, net	**6,935,287**	5,561,569	6,425,873	5,497,819	4,615,675
Telecommunications licenses, goodwill and other intangible assets, net	**9,048,445**	4,527,255	5,124,555	2,217,529	1,957,949
Total assets	**19,927,895**	14,732,541	15,725,153	10,568,884	8,436,546
Total debt, including current portion[2]	**5,661,305**	7,353,047	8,442,926	2,766,609	2,489,432
Total liabilities	**8,593,152**	9,715,364	11,115,307	4,868,688	4,235,777
Redeemable noncontrolling interest	**522,076**	508,668	469,604	–	–
Total equity	**10,812,667**	4,508,509	4,140,242	5,700,196	4,200,769

32

(1) Working capital is calculated as current assets less current liabilities.

(2) Includes bank loans, Russian ruble denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2010, there have been additional changes in certain of our outstanding indebtedness. For information regarding these changes, see "Operating and Financial Review and Prospects–Liquidity and Capital Resources–Financing Activities–Recent Financing Activities."

Annual Report 2010

Years ended December 31,

2010 2009 2008 2007 2006

(Unaudited, in thousands of U.S. dollars)

Other data:

OIBDA* 4,932,263 4,272,522 4,859,861 3,596,743 2,451,783

* OIBDA is a non-U.S. GAAP financial measure and is defined as operating income before depreciation and amortization. Our management uses OIBDA as supplemental performance measure and believes that OIBDA provide useful information to investors because it is an indicator of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of OIBDA include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. OIBDA also assists management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide OIBDA or EBITDA (earnings before interest, taxes, depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation and amortization, which items may significantly affect operating income between periods. However, our OIBDA results may not be directly comparable to other companies’ reported OIBDA or EBITDA results due to variances and adjustments in the components of OIBDA (including our calculation of OIBDA) or calculation measures. Additionally, a limitation of OIBDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. For 2008, figures represent adjusted OIBDA. Adjusted OIBDA is OIBDA adjusted for impairment loss. Reconciliation of OIBDA to net income, the most directly comparable U.S. GAAP financial measure, is presented below.

VimpelCom

Reconciliation of OIBDA* to net income
(Unaudited, in thousands of U.S. dollars)

	Years ended December 31,				
	2010	2009	2008	2007	2006
OIBDA	4,932,263	4,272,522	4,859,861	3,596,743	2,451,783
Depreciation	(1,651,996)	(1,393,431)	(1,520,184)	(1,171,834)	(874,618)
Amortization	(427,768)	(300,736)	(360,980)	(218,719)	(179,846)
Impairment loss	–	–	(442,747)	–	–
Operating income	2,852,499	2,578,355	2,535,950	2,206,190	1,397,319
Interest income	55,938	51,714	71,618	33,021	15,471
Net foreign exchange (loss) gain	(4,532)	(411,300)	(1,142,276)	72,955	24,596
Interest expense	(540,040)	(598,531)	(495,634)	(194,839)	(186,404)
Equity in net gain/(loss) of associates	53,189	(35,763)	(61,020)	(211)	–
Other (expenses) income, net	(90,526)	(32,114)	(17,404)	3,240	(38,844)
Income tax expense	605,663	435,030	303,934	593,928	390,663
Cumulative effect of change in accounting principle	–	–	–	–	(1,882)
Net income	1,720,865	1,117,331	587,300	1,526,428	819,593

34

* For 2008, figures represent adjusted OIBDA. Adjusted OIBDA is OIBDA adjusted for impairment loss.

Annual Report 2010

Selected operating data

The following selected operating data as of December 31, 2010, 2009, 2008, 2007 and 2006 has been derived from internal company sources and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our Form 20-F for the year ended December 31, 2010. Our subscriber data, ARPU and MOU for all periods indicated in the table below and churn figures for the years 2008, 2009 and 2010 in the table below are reported on the basis of active subscribers. The historical operating data for periods prior to April 21, 2010, the date on which the VimpelCom Ltd. Transaction was completed, represents the historical operating data of OJSC VimpelCom and excludes the historical operating data of Kyivstar.

	As of December 31,				
	2010	2009	2008	2007	2006
Selected industry operating data:					
Estimated population[1]:					
Russia	**140,128,248**	140,681,500	142,008,800	142,008,800	145,166,700
Ukraine	**45,306,567**	45,813,764	46,192,300	46,192,300	48,457,000
Kazakhstan	**15,807,055**	15,704,000	15,571,500	15,571,500	14,953,000
Tajikistan	**7,143,494**	7,011,000	7,215,700	7,215,700	–
Uzbekistan	**27,960,495**	28,381,000	27,100,000	27,100,000	–
Armenia	**3,095,279**	2,990,000	3,230,100	3,230,100	–
Georgia	**4,205,647**	4,318,000	4,500,000	4,500,000	–
Kyrgyzstan	**5,580,940**	–	–	–	–
Cambodia	**15,183,540**	15,097,000	–	–	–
Estimated mobile subscribers[2]:					
Russia	**220,384,130**	209,206,000	187,830,000	172,870,000	151,920,000
Ukraine	**49,969,900**	55,251,400	55,793,102	55,596,318	49,219,900
Kazakhstan	**17,279,900**	16,581,000	14,437,927	12,692,511	–
Tajikistan	**5,532,150**	4,334,900	3,428,061	2,131,103	–
Uzbekistan	**20,995,500**	16,569,900	12,276,098	5,931,796	–
Armenia	**3,694,000**	2,616,700	2,561,280	1,868,571	–
Georgia	**4,422,000**	3,894,800	3,757,055	2,690,405	–
Kyrgyzstan	**5,027,000**	–	–	–	–
Cambodia	**8,930,200**	5,477,100	–	–	–
Mobile penetration rate[3]:					
Russia	**157.3%**	148.7%	132.3%	121.7%	104.6%
Ukraine	**110.3%**	120.6%	120.8%	120.4%	103.4%

35

VimpelCom

	As of December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
Kazakhstan	**109.3%**	105.6%	92.7%	81.5%	–
Tajikistan	**77.4%**	61.8%	47.5%	29.5%	–
Uzbekistan	**75.1%**	58.4%	45.3%	21.9%	–
Armenia	**119.3%**	87.5%	79.3%	57.8%	–
Georgia	**105.1%**	90.2%	83.5%	59.8%	–
Kyrgyzstan	**90.1%**	–	–	–	–
Cambodia	**58.8%**	36.3%	–	–	–
Selected company operating data[4]:					
End of period mobile subscribers:					
Russia	**52,020,000**	50,886,127	47,676,844	42,221,252	39,782,690
Ukraine	**24,389,838**	2,004,729	2,052,493	1,941,251	1,523,682
Kazakhstan	**6,867,000**	6,135,275	6,269,927	4,603,300	3,052,878
Tajikistan	**786,600**	743,140	624,624	339,393	72,028
Uzbekistan	**4,821,700**	3,514,516	3,636,243	2,119,612	700,470
Armenia	**672,300**	545,201	544,271	442,484	415,965
Georgia	**560,200**	399,161	225,055	72,655	–
Kyrgyzstan	**1,904,300**	–	–	–	–
Cambodia	**651,000**	367,474	–	–	–
Total mobile subscribers	**92,672,938**	64,595,623	61,029,457	51,739,947	45,547,713
MOU[5]					
Russia	**218.5**	211.4	219.1	192.1	145.9
Ukraine	**378.4**	208.7	231.8	163.2	149.7
Kazakhstan	**120.3**	93.1	104.3	94.6	70.4
Tajikistan	**178.5**	172.9	238.9	220.6	121.1
Uzbekistan	**385.7**	314.0	287.8	274.0	320.5
Armenia	**294.3**	237.8	152.1	169.9	178.0
Georgia	**136.7**	138.3	113.6	102.5	–
Kyrgyzstan	**257.7**	–	–	–	–
Cambodia	**331.1**	78.2	–	–	–

36

Annual Report 2010

	As of December 31,				
	2010	2009	2008	2007	2006
ARPU (US$)[6]					
Russia	**10.8**	10.1	13.9	12.6	9.6
Ukraine	**4.8**	4.7	7.6	4.7	5.0
Kazakhstan	**9.2**	8.1	11.7	13.1	12.6
Tajikistan	**6.5**	7.1	9.5	9.7	6.8
Uzbekistan	**4.1**	4.7	6.4	7.1	11.9
Armenia	**10.3**	13.2	14.6	16.7	17.0
Georgia	**7.5**	8.9	9.0	7.4	–
Kyrgyzstan	**5.3**	–	–	–	–
Cambodia	**3.5**	1.4	–	–	–
Churn rate[7]					
Russia	**50.8%**	42.8%	34.6%	32.9%	35.4%
Ukraine	**29.5%**	81.0%	84.0%	61.8%	18.6%
Kazakhstan	**38.1%**	46.3%	31.5%	23.5%	32.8%
Tajikistan	**79.9%**	52.9%	42.8%	4.6%	95.1%
Uzbekistan	**39.4%**	63.7%	55.6%	61.7%	44.9%
Armenia	**55.3%**	58.6%	106.2%	49.7%	9.1%
Georgia	**30.1%**	46.6%	47.2%	1.0%	–
Kyrgyzstan	**63.3%**	–	–	–	–
Cambodia	**167%**	n/a	–	–	–
Number of GSM base stations[8]:					
Russia	**33,535**	28,718	26,633	22,088	19,241
Ukraine	**15,394**	3,039	3,015	2,294	1,653
Kazakhstan	**3,546**	3,191	3,119	2,291	1,791
Tajikistan	**661**	523	494	326	107
Uzbekistan	**1,972**	1,625	1,573	928	626
Armenia	**735**	518	503	379	205
Georgia	**809**	609	514	215	–
Kyrgyzstan	**946**	–	–	–	–
Cambodia	**958**	552	–	–	–

37

VimpelCom

	As of December 31,				
	2010	2009	2008	2007	2006
End of period broadband subscribers:					
Russia	**3,348,000**	2,110,881	1,181,916	–	–
Ukraine	**200,438**	71,000	24,147	–	–
Kazakhstan	**12,000**	1,342	154	–	–
Uzbekistan	**37,300**	9,029	5,766	–	–
Armenia	**75,000**	26,196	9,234	–	–
Total broadband subscribers	**3,672,738**	2,218,448	1,221,217	–	–

(1) Estimated population statistics for the year ended 2010 were provided by Informa Telecoms & Media (©2011 Informa Telecoms & Media). Estimated population statistics for the year 2009 were provided by Informa Telecoms & Media (©2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. Estimated population statistics for the years 2007 and 2008 for all countries were published by the Interstate Statistical Committee of the CIS. For 2006, estimated population statistics for Russia were published by the Federal State Statistics Service (Goskomstat) of Russia; estimated population statistics for Kazakhstan were published by the Statistics Agency of Kazakhstan; and estimated population statistics for Ukraine were published by Goskomstat of Ukraine.

(2) Estimated mobile subscriber statistics by country for the year ended 2010 were provided by Informa Telecoms & Media (©2011 Informa Telecoms & Media). Estimated mobile subscriber statistics by country for the year 2009 were provided by Informa Telecoms & Media (©2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. For the years 2007 and 2008, estimated mobile subscriber statistics for all countries were provided by AC&M, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. For 2006, estimated registered mobile subscriber statistics for Russia and Ukraine were published by AC&M.

(3) Estimated mobile penetration rate statistics for the year ended 2010 were provided by Informa Telecoms & Media (©2011 Informa Telecoms & Media). Estimated mobile penetration rate statistics for the year 2009 were provided by Informa Telecoms & Media (©2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. For the years ended December 31, 2008 and 2007, estimated mobile subscriber statistics for all countries were provided by AC&M. For 2006, penetration rates for Russia and Ukraine are based on data provided by AC&M. Penetration rates for all other countries and all other years are calculated by dividing the total estimated number of mobile subscribers in each relevant area (see Note (2)) by the total estimated population in such area (see Note (1)) as of the end of the relevant period.

(4) Operating data for Ukraine does not include figures associated with Kyivstar's operations prior to April 21, 2010, when Kyivstar's operations were integrated into the group.

(5) MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

(6) ARPU is calculated by dividing our mobile service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile subscribers during the period and dividing by the number of months in that period.

(7) Churn rate is based on active subscribers. We define our churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of our mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Churn rates have seasonal fluctuations and typically increase in the last quarter of the year due to churn of new subscribers obtained in the summer months of the year. Policies regarding the calculation of churn differ among operators.

(8) Including 3G base stations.

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